KANDI TECHNOLOGIES GROUP, INC.
Jinhua City Industrial Zone, Jinhua, Zhejiang Province, People’s Republic of China 321016

June 4, 2014

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-0405
Attention:	Sonia Bednarowki
Tonya K. Aldave
Justin Dobbie

RE:	Kandi Technologies Group, Inc.
Amendment No. 2 to Registration Statement on Form S-3
Filed: May 29, 2014
File No.: 333-191283

Ladies and Gentlemen:

      Kandi Technologies Group, Inc. (the “Company”) hereby requests that the above-captioned registration statement (the “Registration Statement”) be declared effective at 9:30 A.M., Eastern Time on Friday, June 6, 2014, or as soon thereafter as may be practicable.

      We acknowledge that a declaration by the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, that the Registration Statement is effective does not foreclose the Commission from taking any action with respect to the Registration Statement. We further acknowledge that such a declaration of effectiveness does not relieve the Company from our full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement. We understand that we may not assert staff comments to the Registration Statement or the declaration of effectiveness by the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      If you have any questions, please do not hesitate to contact the undersigned at hxm@kandigroup.com, our Chief Financial Officer Emily Zhu at emily@kandigroup.com, or Elizabeth F. Chen and Eric M. Hellige of Pryor Cashman LLP, outside counsel to the Company, at echen@pryorcashman.com (Tel: 212-326-0199) and ehellige@pryorcashman.com (Tel: 212-326-0846).

Very truly yours,

/s/ Hu Xiaoming
Hu Xiaoming
Chairman & CEO

cc:	Emily Zhu, CFO, Kandi Technologies Group, Inc.
Elizabeth Fei Chen, Esq.
Eric M. Hellige, Esq.